Exhibit 99.1
Wix Reports First Quarter 2026 Results
•Q1 bookings of $585 million, up 15% y/y, and revenue of $541 million, up 14% y/y, driven by new cohort momentum powered by Base44 strength
▪New user cohort bookings increased ~46% year-over-year
•Wix Harmony now running on its own proprietary AI model, built by Wix for speed without sacrificing accuracy when applied to Harmony websites
•Powerful new features further position Base44 as a leader in AI-powered innovation, including Superagents, a native AI assistant, and new Figma to Base44 integration
▪Achieved ~$150 million of ARR as of May as momentum continues to ramp
•Repurchased ~30% of outstanding Wix shares in early April through tender program

NEW YORK – May 13, 2026 -- Wix.com Ltd. (Nasdaq: WIX) (the “Company”), today reported financial results for first quarter 2026. In addition, the Company provided its outlook for the second quarter and reiterated expectations for the full year 2026. Please visit the Wix Investor Relations website at https://investors.wix.com to view the Q1’26 Shareholder Update and other materials.
“As innovation in the web and app building space has accelerated over the past few quarters, my conviction in its long-term value and Wix’s market positioning remains strong,” said Avishai Abrahami, Wix Co-founder and CEO. “We recently built our own proprietary LLM that is now powering Wix Harmony. By allowing us to continuously fine-tune our platform using our own data and user feedback at scale, this model creates a flywheel that we believe is unmatched and creates a significant competitive advantage. Importantly, our model empowers us with more control of AI inference costs as we scale the Harmony platform with little to no reliance on third party LLMs. We expect this to be the first of many custom Wix-built AI models, which is becoming increasingly central to our product roadmap and long-term profitability strategy.”
Lior Shemesh, CFO at Wix, added, “Bookings from our Q1’26 new user cohort increased almost 50% year-over-year, with meaningful contribution from Base 44 and healthy core Wix new cohort performance. Core Wix Creative Subscriptions gross margin was stable as AI costs remained minimal, and we expect margins to remain unchanged as we control costs while we scale our platform through the year, particularly Harmony. The high-impact investments that we are making today are unlocking massive opportunities and new audiences, allowing for consistent TROI even on higher marketing spend as monetization steadily increases. We also have executed on our capital allocation plan from the beginning of the year, with the completion of our $1.6 billion modified tender offer in early April. By repurchasing nearly 30% of Wix’s outstanding shares quickly and efficiently, I believe we are generating significant value for our shareholders.”

Q1 2026 Financial Results
•Total revenue in the first quarter of 2026 was $541.2 million, up 14% y/y
◦Total ARR was $1.903 billion at the end of the first quarter of 2026, up 15% y/y
•Creative Subscriptions revenue in the first quarter of 2026 was $382.4 million, up 13% y/y
•Business Solutions revenue in the first quarter of 2026 was $158.8 million, up 17% y/y
◦Transaction revenue1 in the first quarter of 2026 was $70.0 million, up 19% y/y
•Partners revenue2 in the first quarter of 2026 was $203.4 million, up 19% y/y
•Total bookings in the first quarter of 2026 were $585.0 million, up 15% y/y
◦Creative Subscriptions bookings in the first quarter of 2026 were $418.8 million, up 13% y/y
◦Business Solutions bookings in the first quarter of 2026 were $166.2 million, up 18% y/y
•Total gross margin on a GAAP basis in the first quarter of 2026 was 65%
◦Creative Subscriptions gross margin on a GAAP basis was 79%
◦Business Solutions gross margin on a GAAP basis was 31%
•Total non-GAAP gross margin in the first quarter of 2026 was 66%
◦Creative Subscriptions gross margin on a non-GAAP basis was 80%
◦Business Solutions gross margin on a non-GAAP basis was 32%
•GAAP net loss in the first quarter of 2026 was $57.5 million, or $1.02 per basic and diluted share
•Non-GAAP net income in the first quarter of 2026 was $42.5 million, or $0.75 per basic share and $0.68 per diluted share
•Net cash provided by operating activities for the first quarter of 2026 was $78.5 million, while capital expenditures totaled $3.6 million, leading to free cash flow of $75.0 million
•Excluding acquisition-related costs, free cash flow for the first quarter of 2026 would have been $112.3 million, or 21% of revenue
•During April, we repurchased approximately 17.5 million Wix ordinary shares at a price per share of $92 for a total of approximately $1.6 billion through a modified Dutch Auction tender offer
•As of May 11, 2026, our outstanding share capital was 41,849,511 ordinary shares
•Total employee count at the end of Q1’26 was 5,277

1 Transaction revenue is a portion of Business Solutions revenue, and we define transaction revenue as all revenue generated through transaction facilitation, primarily from Wix Payments, as well as Wix POS, shipping solutions and multi-channel commerce and gift card solutions.
2 Partners revenue is defined as revenue generated through agencies and freelancers that build sites or applications for other users (“Agencies”) as well as revenue generated through B2B partnerships, such as LegalZoom or Vistaprint (“Resellers”). We identify Agencies using multiple criteria, including but not limited to, the number of sites built, participation in the Wix Partner Program and/or the Wix Marketplace or Wix products used (incl. Wix Studio). Partners revenue includes revenue from both the Creative Subscriptions (including Base44) and Business Solutions businesses.

Financial Outlook
Despite a softer start to the year in our Partners business, our conviction in our broader near-term strategy and AI-focused product roadmap remains unchanged. Importantly, key initiatives, such as Harmony and Base44, continue to perform well.
As such, we are maintaining our previous full year 2026 outlook and continue to expect both bookings and revenue to grow at mid-teens percentage on a year-over-year basis.
Our outlook accounts for the slower than expected start to the year in our Partners business as well as impact from productivity headwinds due to the war in the Middle East, which has pushed out certain important product rollouts for our professional audience. We expect to largely offset these near-term challenges with a broader set of growth initiatives across our core Wix business, with particular focus on optimizing and capturing a bigger top of funnel as well as strengthening performance of our existing user base. This outlook also reflects continued outperformance of Base44.
For the second quarter of 2026, we also expect revenue to grow at a mid-teens percentage on a year-over-year basis.
For the full year 2026, we expect FCF margin excluding acquisition costs to be in the high-teens. This includes the impact of foregone interest income on our cash balance liquidated to fund our tender program as well as interest expense on our $500 million credit facility. FCF outlook also includes approximately $64 million of headwind on our full year operating expense base, net of hedging activity, as the Israeli shekel has strengthened meaningfully against the U.S. dollar. Assuming pre-tender completion capital structure and excluding acquisition costs, we expect full year FCF margin would continue to be in the low- to mid-20% range.

Conference Call and Webcast Information
Wix will host a conference call to discuss the results at 8:30 a.m. ET on Wednesday, May 13, 2026. A live and archived webcast of the conference call will be accessible from the "Investor Relations" section of the Company’s website at https://investors.wix.com/.
About Wix.com Ltd.
Wix’s vision is to simplify complex technologies and deliver the best tools for every type of user and business to create online. Powered by advanced AI and enterprise-grade infrastructure, Wix is trusted by hundreds of millions of users worldwide. Founded in 2006 and strengthened by the 2025 acquisition of Base44, the no-code application platform, Wix is continuing to build for the future of the internet.
For more about Wix, please visit our Press Room
Media Relations Contact: PR@wix.com

Non-GAAP Financial Measures and Key Operating Metrics
To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: bookings, cumulative cohort bookings, bookings on a constant currency basis, revenue on a constant currency basis, non-GAAP gross margin, non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net income (loss) per share, free cash flow, free cash flow on a constant currency basis, free cash flow, as adjusted, free cash flow margins, non-GAAP R&D expenses, non-GAAP S&M expenses, non-GAAP G&A expenses, non-GAAP operating expenses, non-GAAP cost of revenue expense, non-GAAP financial expense, non-GAAP tax expense (collectively the "Non-GAAP financial measures"). Measures presented on a constant currency or foreign exchange neutral basis have been adjusted to exclude the effect of y/y changes in foreign currency exchange rate fluctuations. Bookings is a non-GAAP financial measure calculated by adding the change in deferred revenues and the change in unbilled contractual obligations for a particular period to revenues for the same period. Bookings include cash receipts for premium subscriptions purchased by users as well as cash we collect from business solutions, as well as payments due to us under the terms of contractual agreements for which we may have not yet received payment. Cash receipts for premium subscriptions are deferred and recognized as revenues over the terms of the subscriptions. Cash receipts for payments and the majority of the additional products and services (other than Google Workspace) are recognized as revenues upon receipt. Committed payments are recognized as revenue as we fulfill our obligation under the terms of the contractual agreement. Non-GAAP gross margin represents gross profit calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization, divided by revenue. Non-GAAP operating income (loss) represents operating income (loss) calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, acquisition-related expenses and sales tax expense accrual and other G&A expenses (income). Non-GAAP net income (loss) represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, sales tax expense accrual and other G&A expenses (income), amortization of debt discount and debt issuance costs and acquisition-related expenses and non-operating foreign exchange expenses (income). Non-GAAP net income (loss) per share represents non-GAAP net income (loss) divided by the weighted average number of shares used in computing GAAP loss per share. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures. Free cash flow, as adjusted, represents free cash flow further adjusted to exclude the capital expenditures and other expenses associated with the buildout of our new corporate headquarters, and cash acquisition-related expenses. Free cash flow margins represent free cash flow divided by revenue. Non-GAAP cost of revenue represents cost of revenue calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP R&D expenses represent R&D expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP S&M expenses represent S&M expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP G&A expenses represent G&A expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP operating expenses represent operating expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Acquisition-related expenses include transaction costs and retention payments that would not otherwise have been incurred by us in the normal course of our business. Non-GAAP financial expense represents financial expense calculated in accordance with GAAP as adjusted for unrealized gains of equity investments, amortization of debt discount and debt issuance costs and non-operating foreign exchange expenses. Non-GAAP tax expense represents tax expense calculated in accordance with GAAP as adjusted for provisions for income tax effects related to non-GAAP adjustments.
The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.
For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The Company is unable to provide reconciliations of free cash flow, free cash flow margin, free cash flow margin, excluding acquisition-related costs and the impact of our repurchase program, free cash flow, as adjusted, bookings, cumulative cohort bookings, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating expenses as a percentage of revenue, and non-GAAP tax expense to their most directly comparable GAAP financial measures on a forward-looking basis without unreasonable effort because items that impact those GAAP financial measures are out of the Company's control and/or cannot be reasonably predicted. Such information may have a significant, and potentially unpredictable, impact on our future financial results.
Wix also uses Creative Subscriptions Annualized Recurring Revenue (ARR) as a key operating metric. Creative Subscriptions ARR is calculated as Creative Subscriptions Monthly Recurring Revenue (MRR) multiplied by 12. Creative Subscriptions MRR is calculated as the total of (i) the total monthly revenue of all Creative Subscriptions (including Base44) in effect on the last day of the period, other than domain registrations; (ii) the average revenue per month from domain registrations multiplied by all registered domains in effect on the last day of the period; and (iii) monthly revenue from other partnership agreements including enterprise partners, in effect in the last month of the period. Business Solutions Annualized Recurring Revenue (ARR) is calculated as Business Solutions Monthly Recurring Revenue (MRR) multiplied by 12. Business Solutions MRR is calculated as the total monthly value of Business Solutions subscriptions in effect on the last day of the period. Business Solutions subscriptions include, but are not limited to, subscriptions such as Google Workspace, Email Marketing, and recurring paid ads.

Forward-Looking Statements
This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, bookings and free cash flow, and may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “subject,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this document, including the quarterly and annual guidance, are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our expectation that we will be able to attract and retain registered users and partners to our various offerings, and generate new paid subscriptions, in particular as we continuously adjust our marketing strategy and as the macro-economic environment continues to be turbulent; our expectation that we will be able to increase the average revenue we derive per paid subscription, including through our partners; our expectation that new products and developments (such as Wix Harmony), as well as third-party products we will offer in the future within our platform, will receive customer acceptance and satisfaction, including the growth in market adoption of our online commerce solutions and our Wix Studio product, as well as our Base44 offering; our expectations regarding our ability to develop relevant and required products using artificial intelligence (“AI”), the legal and regulatory environment impacting AI and AI-related activities; cybersecurity, privacy and intellectual property, and potential competitive impacts from AI tools, and other risks associated with AI technologies; our assumption that historical user behavior can be extrapolated to predict future user behavior, in particular during turbulent macro-economic environments; our prediction of the future revenues and/or bookings generated by our user cohorts and our ability to maintain and increase such revenue growth, as well as our ability to generate and maintain elevated levels of free cash flow and profitability; our expectation to maintain and enhance our brand and reputation; our expectation that we will effectively execute our initiatives to improve our user support function through our Customer Care team, and continue attracting registered users and partners, and increase user retention, user engagement and sales; our ability to successfully expand our payment infrastructure to transact in additional local currencies and accept additional payment methods; our expectation regarding the impact of fluctuations in foreign currency exchange rates, interest rates, potential illiquidity of banking systems, and other recessionary trends on our business; our expectations relating to the repurchase of our ordinary shares and/or convertible notes pursuant to our repurchase program, or as required; our expectation that we will comply with the restrictions under our Credit Agreement; our expectation that we will effectively manage our infrastructure; our expectation that we will efficiently and successfully manage cybersecurity risks and incidents; our expectations regarding the outcome of any regulatory investigation or litigation, including class actions; our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues, including as a result of elevated costs related to AI; our expectation with respect to future sales of our ordinary shares by directors, officers or large shareholders; our expectations regarding changes in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of the war and hostilities between Israel and Hamas, Hezbollah, Iran and the Houti movement in Yemen and/or the Ukraine-Russia war and any escalations thereof and potential for wider regional instability and conflict; our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and for the foreseeable future; our expectations with respect to the integration and performance of acquisitions; our ability to attract and retain qualified employees and key personnel; and our expectations about entering into new markets and attracting new customer demographics, including our ability to successfully attract new partners, large enterprise-level users and to grow our activities, including through the adoption of our Wix Studio product, with these customer types as anticipated other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2025 filed with the Securities and Exchange Commission on March 5, 2026. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended
	March 31,
	2026	2025
	(unaudited)
Revenues
Creative Subscriptions	$382,361	$337,676
Business Solutions	158,810	135,975
	541,171	473,651

Cost of Revenues
Creative Subscriptions	78,493	56,067
Business Solutions	109,312	95,725
	187,805	151,792

Gross Profit	353,366	321,859

Operating expenses:
Research and development	178,218	127,497
Selling and marketing	199,590	111,563
General and administrative	45,278	45,394
Total operating expenses	423,086	284,454
Operating income (loss)	(69,720)	37,405
Financial income, net	19,358	5,832
Other income, net	23	64
Income (loss) before taxes on income	(50,339)	43,301
Income tax expenses	6,233	9,535
Loss from equity method investment	893	—
Net income (loss)	$(57,465)	$33,766

Basic net income (loss) per share	$(1.02)	$0.61
Basic weighted-average shares used to compute net income (loss) per share	56,361,634	55,708,670

Diluted net income (loss) per share	$(1.02)	$0.57
Diluted weighted-average shares used to compute net income (loss) per share	56,361,634	60,384,510

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	Period ended
	March 31,	December 31,
	2026	2025
Assets	(unaudited)	(audited)
Current Assets:
Cash and cash equivalents	$1,340,680	$311,356
Restricted cash	—	5,520
Short-term deposits	355,276	385,280
Restricted deposits	301	222
Marketable securities	326,409	483,859
Trade receivables	48,234	41,525
Prepaid expenses and other current assets	84,650	96,252
Total current assets	2,155,550	1,324,014

Long-Term Assets:
Prepaid expenses and other long-term assets	56,180	33,847
Property and equipment, net	111,617	114,419
Equity method investment	4,334	4,851
Deferred tax asset	96,091	94,549
Marketable securities	—	474,198
Intangible assets, net	29,787	31,810
Goodwill	135,021	135,021
Operating lease right-of-use assets	392,628	398,265
Total long-term assets	825,658	1,286,960

Total assets	$2,981,208	$2,610,974

Liabilities and Shareholders' Deficiency
Current Liabilities:
Trade payables	$118,302	$74,811
Employees and payroll accruals	105,850	110,526
Deferred revenues	778,612	737,346
Accrued expenses and other current liabilities	211,925	146,716
Operating lease liabilities	43,194	43,262
Total current liabilities	1,257,883	1,112,661
Long Term Liabilities:
Deferred revenues	124,640	116,991
Deferred tax liability	1,913	3,923
Convertible notes, net	1,127,054	1,125,769
Other long-term liabilities	155,774	200,054
Operating lease liabilities	416,371	417,578
Total long-term liabilities	1,825,752	1,864,315

Total liabilities	3,083,635	2,976,976

Shareholders' Deficiency
Ordinary shares	118	104
Additional paid-in capital	2,402,914	2,067,407
Treasury shares	(1,600,156)	(1,600,156)
Accumulated other comprehensive income	3,058	17,539
Accumulated deficit	(908,361)	(850,896)
Total shareholders' deficiency	(102,427)	(366,002)

Total liabilities and shareholders' deficiency	$2,981,208	$2,610,974

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended
	March 31,
	2026	2025
	(unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$(57,465)	$33,766
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	5,987	6,137
Amortization	2,023	1,461
Share based compensation expenses	56,946	60,261
Amortization of debt discount and debt issuance costs	1,285	794
Changes in accrued interest and exchange rate on short term and long term deposits	15	(224)
Amortization of premium and discount and accrued interest on marketable securities, net	(3,670)	3,557
Loss from equity method investment	893	—
Remeasurement gain on marketable equity securities and investments in privately held companies	(700)	(42)
Changes in deferred income taxes, net	(1,577)	1
Changes in operating lease right-of-use assets	6,456	4,803
Changes in operating lease liabilities	(2,094)	(8,763)
Gain on foreign exchange, net	(366)	(2,006)
Increase in trade receivables	(6,709)	(2,654)
Decrease (increase) in prepaid expenses and other current and long-term assets	(21,403)	58,331
Increase (decrease) in trade payables	35,852	(9,338)
Decrease in employees and payroll accruals	(4,676)	(64,148)
Increase in short term and long term deferred revenues	48,915	44,362
Increase in accrued expenses and other current liabilities	18,816	19,193
Net cash provided by operating activities	78,528	145,491
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	30,010	107,780
Investment in short-term deposits and restricted deposits	(100)	(112,810)
Proceeds from available-for-sale marketable debt securities	635,360	30,600
Investment in trading marketable debt securities	(32,542)	(27,693)
Proceed from trading marketable debt securities	32,541	27,692
Purchase of property and equipment and lease prepayment	(3,301)	(2,629)
Capitalization of internal use of software	(254)	(421)
Proceed from realization of investments in privately held companies	931	417
Purchases of investments in privately held companies	(3,605)	(750)
Net cash provided by investing activities	659,040	22,186
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	26,297	22,654
Purchase of treasury shares	—	(200,000)
Purchase of treasury shares under tender offer	(338)	—
Proceeds from private placement (ordinary shares and warrants)	260,000	—
Payment of issuance costs related to private placement	(89)	—
Net cash provided by (used in) financing activities	285,870	(177,346)
Effect of exchange rates on cash, cash equivalent and restricted cash	366	2,006
INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	1,023,804	(7,663)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—Beginning of period	316,876	660,939
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—End of period	$1,340,680	$653,276

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended
	March 31,
	2026	2025
	(unaudited)
Creative Subscriptions	$382,361	$337,676
Business Solutions	158,810	135,975
Total Revenues	$541,171	$473,651

Creative Subscriptions	$418,771	$369,469
Business Solutions	166,221	141,436
Total Bookings	$584,992	$510,905

Free Cash Flow	$74,973	$142,441

Free Cash Flow excluding acquisition costs	$112,252	$142,441

Total consolidated ARR	$1,903,249	$1,654,514

Wix.com Ltd.
RECONCILIATION OF REVENUES TO BOOKINGS
(In thousands)

	Three Months Ended
	March 31,
	2026	2025
	(unaudited)
Revenues	$541,171	$473,651
Change in deferred revenues	48,915	44,362
Change in unbilled contractual obligations	(5,094)	(7,108)
Bookings	$584,992	$510,905

Y/Y growth	15%

	Three Months Ended
	March 31,
	2026	2025
	(unaudited)
Creative Subscriptions Revenues	$382,361	$337,676
Change in deferred revenues	41,504	38,901
Change in unbilled contractual obligations	(5,094)	(7,108)
Creative Subscriptions Bookings	$418,771	$369,469

Y/Y growth	13%

	Three Months Ended
	March 31,
	2026	2025
	(unaudited)
Business Solutions Revenues	$158,810	$135,975
Change in deferred revenues	7,411	5,461
Business Solutions Bookings	$166,221	$141,436

Y/Y growth	18%

Wix.com Ltd.
RECONCILIATION OF COHORT BOOKINGS
(In millions)

	Three Months Ended
	March 31,
	2026	2025

Q1 Cohort revenues	$16	$9
Q1 Change in deferred revenues	36	27
Q1 Cohort Bookings	$52	$36

Wix.com Ltd.
RECONCILIATION OF REVENUES AND BOOKINGS EXCLUDING FX IMPACT
(In thousands)

	Three Months Ended
	March 31,
	2026	2025
Revenues	(unaudited)
FX impact on Q1/26 using Y/Y rates	$541,171	$473,651
Revenues excluding FX impact	(11,899)	—
	$529,272	$473,651
Y/Y growth	12%

	Three Months Ended
	March 31,
	2026	2025
Bookings	(unaudited)
FX impact on Q1/26 using Y/Y rates	$584,992	$510,905
Bookings excluding FX impact	(17,600)	—
	$567,392	$510,905
Y/Y growth	11%

Wix.com Ltd.
TOTAL ADJUSTMENTS GAAP TO NON-GAAP
(In thousands)

	Three Months Ended
	March 31,
	2026	2025
(1) Share based compensation expenses:	(unaudited)
Cost of revenues	$3,272	$3,320
Research and development	32,383	31,491
Selling and marketing	8,246	9,177
General and administrative	13,045	16,273
Total share based compensation expenses	56,946	60,261
(2) Amortization	2,035	1,472
(3) Acquisition related expenses	37,908	—
(4) Amortization of debt discount and debt issuance costs	1,285	794
(5) Sales tax accrual and other G&A expenses	617	699
(6) Unrealized gain on equity and other investments	(700)	(42)
(7) Non-operating foreign exchange expenses (income)	779	(3,079)
(8) Provision for income tax effects related to non-GAAP adjustments	161	—
(9) Loss from equity method investment	893	—
Total adjustments of GAAP to Non GAAP	$99,924	$60,105

Wix.com Ltd.
RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended
	March 31,
	2026	2025
	(unaudited)
Gross Profit	$353,366	$321,859
Share based compensation expenses	3,272	3,320
Acquisition related expenses	21	—
Amortization	1,455	667
Non GAAP Gross Profit	$358,114	$325,846

Non GAAP Gross margin	66%	69%

	Three Months Ended
	March 31,
	2026	2025
	(unaudited)
Gross Profit - Creative Subscriptions	$303,868	$281,609
Share based compensation expenses	2,312	2,367
Acquisition related expenses	21	—
Amortization	709	—
Non GAAP Gross Profit - Creative Subscriptions	$306,910	$283,976

Non GAAP Gross margin - Creative Subscriptions	80%	84%

	Three Months Ended
	March 31,
	2026	2025
	(unaudited)
Gross Profit - Business Solutions	$49,498	$40,250
Share based compensation expenses	960	953
Amortization	746	667
Non GAAP Gross Profit - Business Solutions	$51,204	$41,870

Non GAAP Gross margin - Business Solutions	32%	31%

Wix.com Ltd.
RECONCILIATION OF OPERATING INCOME (LOSS) TO NON-GAAP OPERATING INCOME
(In thousands)

	Three Months Ended
	March 31,
	2026	2025
	(unaudited)
Operating income (loss)	$(69,720)	$37,405
Adjustments:
Share based compensation expenses	56,946	60,261
Amortization	2,035	1,472
Sales tax accrual and other G&A expenses	617	699
Acquisition related expenses	37,908	—
Total adjustments	$97,506	$62,432

Non GAAP operating income	$27,786	$99,837

Non GAAP operating margin	5%	21%

Wix.com Ltd.
RECONCILIATION OF NET INCOME (LOSS) TO NON-GAAP NET INCOME AND NON-GAAP NET INCOME PER SHARE
(In thousands, except per share data)

	Three Months Ended
	March 31,
	2026	2025
	(unaudited)
Net income (loss)	$(57,465)	$33,766
Share based compensation expenses and other Non GAAP adjustments	99,924	60,105
Non-GAAP net income	$42,459	$93,871

Basic Non GAAP net income per share	$0.75	$1.69
Weighted average shares used in computing basic Non GAAP net income per share	56,361,634	55,708,670

Diluted Non GAAP net income per share	$0.68	$1.55
Weighted average shares used in computing diluted Non GAAP net income per share	62,663,849	60,384,510

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended
	March 31,
	2026	2025
	(unaudited)
Net cash provided by operating activities	$78,528	$145,491
Capital expenditures, net	(3,555)	(3,050)
Free Cash Flow	$74,973	$142,441

Cash paid for acquisition-related costs	37,279	—
Free Cash Flow excluding acquisition costs	$112,252	$142,441